UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-4398

Saes Getters S.p.A.
(Exact name of registrant as specified in its charter)

Viale Italia 77, 20020 Lainate (Milan) Italy +39-02-931-781
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares and Savings Shares*, with a nominal value of €0.52 each
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☒ Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(1)(i) ☐ Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☒ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☐

          Approximate number of holders of record as of the certification or notice date:

Savings Shares, par value €0.52 per share*:	0
American Depositary Shares:	155

          Pursuant to the requirements of the Securities Exchange Act of 1934, Saes Getters S.p.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

*  Not for trading, but only in connection with the registration of American Depositary Shares.

Date: May 8, 2003	By:	/s/ Massimo della Porta
Name: Massimo della Porta
Title: Chief Executive Officer